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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)


                  SSP SOLUTIONS INC. (FORMERLY, LITRONIC INC.)
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   537004 10 3
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                                 (CUSIP Number)


                                Steven K. Sprague
                      President and Chief Executive Officer
                               Wave Systems Corp.
                        480 Pleasant Street, Lee MA 01238
                                 (413) 243-1600

                                 With a copy to:
                                Neil W. Townsend
                                Bingham Dana, LLP
                                 399 Park Avenue
                          New York, New York 10022-4689
                                 (212) 318 7700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 24, 2001
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  Page 1 of 6

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CUSIP No. 537004 10 3  SCHEDULE 13D

----------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  Page 2 of 6

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CUSIP No. 537004 10 3  SCHEDULE 13D


--- ---------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    WAVE SYSTEMS CORP.
    13-3477246
--- ---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                 (A) /  /
                                                 (B) /  /
--- ---------------------------------------------------------------------------
3   SEC USE ONLY

--- ---------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO

--- ---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
                                      /  /
--- ---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
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                               7       SOLE VOTING POWER

                                       3,083,083
NUMBER OF SHARES            ----------
BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
REPORTING PERSON WITH
                                       0
                            ---------- ----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       3,083,083
                            ---------- ----------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                         0
--- ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,083,083
--- ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)         /  /

--- ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.95%

--- ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
--- ---------------------------------------------------------------------------

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CUSIP No. 537004 10 3  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     The securities that are the subject of this statement are common stock, $.01 par value per share, of SSP Solutions, Inc. (formerly Litronic, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at:

                  SSP Solutions, Inc.
                  17861 Cartwright Road
                  Irvine, CA 92614

ITEM 2. IDENTITY AND BACKGROUND:

This Statement is being filed on behalf of Wave Systems Corp ("Wave"), a Delaware Corporation. Wave's principal place of business is at 480 Pleasant Street, Lee, Massachusetts 01238. In the last five years, Wave has not been convicted in a criminal proceeding. During the last five years, Wave has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     On February 2, 2001 Wave acquired 3,600,000 shares of Series B Preferred Stock of BIZ Interactive Zone, Inc. ("BIZ"). Upon the completion of the merger (the "Merger") on August 24, 2001 of Litronic Merger Corp., a wholly owned subsidiary of the Issuer (the "Sub"), with and into BIZ pursuant to an Agreement and Plan of Merger dated July 3, 2001 by and among the Issuer, Sub and BIZ (the "Merger Agreement"), Wave was issued the 3,083,083 shares of common stock of the Issuer in exchange for its 3,600,000 Series B preferred shares of BIZ.

ITEM 4. PURPOSE OF TRANSACTION:

     As described in Item 3 above, Wave acquired beneficial ownership of 3,083,083 shares in the Issuer's common stock in connection with the Merger representing, as of August 24, 2001, 14.95% of the Issuer's total outstanding stock.


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CUSIP No. 537004 10 3  SCHEDULE 13D


     Except as described in Items 3 and 4 above and in Item 6 below, Wave does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     (a) Wave owns 3,083,083 shares of common stock of the Issuer, which equals approximately 14.95% of the total 20,622,654 outstanding shares of common stock of the Issuer as of August 24, 2001, the date of the Merger.

     (b) Wave has sole voting and dispositive power to all 3,083,083 shares that it owns.

     (c) Other than as described in Items 3 and 4 above, Wave has not effected any transactions in the Issuer's common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Wave and BIZ entered into a Purchase, Development and Deployment Agreement dated as of October 2, 2000, as amended on May 10, 2001 (the "Development Agreement"). Under certain circumstances, payments pursuant to the Development Agreement may be made to Wave in common stock of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following agreement is filed as Exhibit 99.A to this Schedule 13D:

          Merger Agreement


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CUSIP No. 537004 10 3  SCHEDULE 13D


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 18, 2001                 Wave Systems Corp.



                                       by: /s/ Steven K. Sprague
                                           --------------------------------
                                           Steven K. Sprague, its
                                           President and Chief
                                           Executive Officer



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                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION


99.A           Merger Agreement